City of Buenos Aires, June 4th, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Expiration of the concession contract with Hidroeléctrica Los Nihuiles S.A. Beginning of the Transition Period for a term of twelve (12) months.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), to inform that a 12-month transition period has been set regarding the concession held by Hidroeléctrica Los Nihuiles S.A. (the "Concessionaire", of which the Company holds 52.04% of the share capital).

The Concessionaire holds a concession granted by the Province of Mendoza over the assets and the use of the hydric resource, and a concession granted by the National Government for the generation of electric power. Both concessions expire on June 1 of the current year.

In relation to these concessions, on May 27, 2024, the Government of the province of Mendoza issued Decree No. 1,021 establishing a twelve (12) month transition period from the expiration of the hydroelectric use concession of the waters of the Atuel River and other assets of the province’s domain, effective as of June 1, 2024, and appointed the Undersecretary of Energy and Mining of the Ministry of Energy and Environment as observer.

Furthermore, today, Resolution RESOL-2024-83-APN-SE#MEC of the National Energy Secretariat was published in the Official Gazette of the Argentine Republic (the “Resolution”), whereby the Secretary of Energy has set a twelve (12) month transition period during which the Concessionaire will continue to be in charge of the Hydroelectric Complex, appointing Energía Argentina Sociedad Anónima (ENARSA) as observer.

According to the information provided, the new expiration date of the Concessionaire´s concessions will be May 31, 2025.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations